CONFIDENTIAL TREATMENT REQUESTED

BY RA MEDICAL SYSTEMS, INC.

UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 8, 2019

VIA EDGAR AND COURIER
Eric Atallah

Kevin Kuhar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Ra Medical Systems, Inc. Form 10-K For the Fiscal Year Ended December 31, 2018 Filed March 15, 2019 Form 8-K filed August 12, 2019 File No. 001-38677

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 24, 2019, to Andrew Jackson, Interim Chief Executive Officer and Chief Financial Officer of Ra Medical Systems, Inc. (the “Company”), regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 15, 2019, and the Current Report on Form 8-K filed on August 12, 2019.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR this letter responding to the Staff’s comments.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Staff of the Securities and Exchange Commission       CONFIDENTIAL TREATMENT REQUESTED

Re: Ra Medical Systems, Inc.BY RA MEDICAL SYSTEMS, INC.

October 8, 2019 UNDER 17 C.F.R. §200.83

Form 8-K filed August 12, 2019

Item 7.01 Regulation FD Disclosure Independent Investigation

1.

We see that the Audit Committee of the Board of Directors has commenced an independent investigation into an anonymous complaint. Please clearly describe to us the allegations made in the anonymous complaint, the circumstances which lead to the investigation and the issues being investigated by the Audit Committee. Based on your current understanding of the allegations and the investigation to date, tell us the areas of your accounting or disclosure that could be impacted (e.g., revenues, impairments, contingencies, etc.). In addition, describe to us your considerations to date of your obligations under Item 4.02 of Form 8-K.

RESPONSE:

As previously disclosed in the Company’s Current Report on Form 8-K filed August 12, 2019, the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors (“Board”) has commenced an independent investigation in connection with an anonymous complaint.  [***]   The Company acknowledges its obligations to report under Item 4.02 and will continue to monitor the investigation findings as they relate to an impact on the Company’s financial statements.

2.	Please tell us when you intend to file your Form 10-Q for the quarterly period ended June 30, 2019.

RESPONSE:

As disclosed in the Company’s Form 12b-25 filed with the Commission on August 15, 2019, the Company is not in a position to file its Form 10-Q until after the Audit Committee completes its investigation.  While the Company cannot predict the timing of the completion or outcome of the investigation, the Company believes, based on discussions with the Audit Committee, that the investigation should be completed by the end of October 2019.  Upon completion of the Audit Committee investigation, the Company will work with its advisors, including its outside advisors, to file its Form 10-Q for the quarter ended June 30, 2019 as soon as practicable thereafter.

3. We note you disclose here that you experienced inconsistencies in the DABRA catheter manufacturing process and that it had an adverse impact on revenue during the fourth quarter of 2018 and the first half of 2019. We also note discussions in your Form 10-K and Form 10-Q of production limitations within MD&A. Please address the following:

•	Bridge the gap between these two disclosures and clarify the specific manufacturing issues encountered and, to the extent possible, the specific impact on your financial statements for the referenced periods.

RESPONSE:

The DABRA catheters (or the “Catheters”) are manufactured in-house and each Catheter is tested at various stages of the manufacturing process for adherence to quality standards. Catheters that do not meet

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Staff of the Securities and Exchange Commission       CONFIDENTIAL TREATMENT REQUESTED

Re: Ra Medical Systems, Inc.BY RA MEDICAL SYSTEMS, INC.

October 8, 2019 UNDER 17 C.F.R. §200.83

functionality specification at each test point are destroyed and immediately written off with the charge recorded in the Company’s statement of operations. Once manufactured, completed Catheters that pass quality assurance are sent to a third-party for sterilization and sealed in a sterile container.  Upon return from the third-party sterilizer, a sample of Catheters from each batch are re-tested. If the sample tests are successful, the batch is accepted into finished goods inventory and if the sample tests are unsuccessful, the entire batch is written off with the charge recorded in the Company’s statement of operations. Therefore, all Catheters placed into finished goods inventory have been tested and are deemed to be saleable inventory.

The inconsistencies in the Catheter manufacturing process, which the Company believed at the time led to an increase in the number of Catheters that failed to calibrate at customer sites, despite calibrating successfully during the Company’s quality assurance steps, were referred to in the Company’s Form 10-K for the year ended December 31, 2018 and its Form 10-Q for the quarter ended March 31, 2019 as production limitations. In the fourth quarter of 2018 and first quarter of 2019, the Company experienced issues controlling the temperature of the oven used in the Catheter manufacturing process. During the same period, the fourth quarter of 2018 and first quarter of 2019, the Company’s sales team noted higher rates of non-calibration of the Catheter at customer physician offices. The higher than anticipated rates of non-calibration resulted in customer dissatisfaction with the product, resulting in what the Company believes to be fewer purchases by its customers and therefore lower revenue, however such amount is not determinable.

The Company believed the higher rates of non-calibration at customer sites were a result of the inconsistent heating of the oven due to the malfunction of the temperature control regulator. The Company upgraded the temperature control regulator in early 2019 and the rates of non-calibration experienced by customer physicians decreased through May of 2019. The Company believed the upgrade of the temperature control regulator and certain other production flow changes had corrected the production limitation of not being able to consistently produce Catheters that calibrate at customer sites. The Company disclosed this belief in its Form 10-Q for the quarter ended March 31, 2019 and publicly as part of its conference call on May 13, 2019 discussing the Company’s first quarter 2019 financial results.

However, in June 2019, the rate of non-calibration at customer sites increased, and the Company began investigating additional manufacturing process areas that may be contributing to the increased non-calibration, including the age of the catheter at the time of use.  After collecting field data and performing internal testing, the Company observed that while Catheters can perform satisfactorily up to one year, Catheters that were more than two months from sterilization had a significantly higher rate of non-calibration than Catheters that were within than two months from sterilization. As a result, as disclosed in the Company’s Form 8-K filed on September 27, 2019, the Company has relabeled its shelf life from twelve months to two months and initiated a voluntary recall of Catheters labeled with the twelve month shelf life.

•	Describe how you account for the catheters within your financial statements and clearly articulate your accounting policies for catheter impairment and/or warranty claims.

RESPONSE:

Revenue:

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Staff of the Securities and Exchange Commission       CONFIDENTIAL TREATMENT REQUESTED

Re: Ra Medical Systems, Inc.BY RA MEDICAL SYSTEMS, INC.

October 8, 2019 UNDER 17 C.F.R. §200.83

Product sales consist of the sale of DABRA and Pharos laser systems, the sale of Catheters for use with the DABRA laser, and the sale of consumables and replacement parts.

As described in Footnote 2, Significant Accounting Policies, to the Company’s consolidated financial statements for the year ended December 31, 2018, the Company recognized revenues from product sales, including Catheters, when the following four criteria had been met: (i) the product had been shipped or services had been performed and the Company had no significant remaining obligations; (ii) persuasive evidence of an arrangement existed; (iii) the price to the buyer was fixed or determinable; and (iv) collection was reasonably assured.

The Company’s sales generally do not contain right-of-return provisions for any form of consideration, partial refund, or other amounts owed, and generally does not apply credits against amounts owed or to be owed to the Company. As discussed below under Accounting Policy – Warranty Claims, the Company does replace Catheters that are either defective in workmanship or do not work for their intended purpose.

As described in Footnote 2, Significant Accounting Policies, to the Company’s interim condensed consolidated financial statements for the period ended March 31, 2019, the Company adopted ASC Topic 606 (ASC 606), Revenue from Contracts with Customers, on January 1, 2019 using the modified retrospective method to all contract agreements not completed as of January 1, 2019.

As of January 1, 2019, the Company determines revenue recognition incorporating the following steps:

•	Identification of each contract with a customer
•	Identification of the performance obligations in the contract
•	Determination of the transaction price
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, performance obligations are satisfied

Under ASC 606 and ASC Topic 605, Revenue Recognition, Catheter revenue is recognized when the performance obligation is satisfied, which is generally upon shipment of the Catheter.

Cost of Revenue - Warranty:

As described in Footnote 2, Significant Accounting Policies, to the Company’s consolidated financial statements for the year ended December 31, 2018, the Company records estimated product warranty costs at the time of sale. Products are warrantied against defects in material and workmanship when properly used for their intended purpose and appropriately maintained. Product warranties are included for the first year after the sale. The product warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances, estimated property damage.

The warranty accrual is included in accrued expenses in the balance sheets. Warranty expenses are included in cost of sales in the statements of operations. Changes in estimates to previously established warranty accruals result from current period updates to assumptions regarding repair and replacement costs and are included in current period warranty expense. Footnote 6 – Accrued Warranty in the Company’s Form 10-K filing and Form 10-Q filing for the period ended March 31, 2019, provides a rollforward of the accrued warranty account and discloses the warranty expense, including Catheter warranty expense, for the related periods.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Staff of the Securities and Exchange Commission       CONFIDENTIAL TREATMENT REQUESTED

Re: Ra Medical Systems, Inc.BY RA MEDICAL SYSTEMS, INC.

October 8, 2019 UNDER 17 C.F.R. §200.83

Accounting Policy – Warranty Claims

As noted above, the sale of the Catheters generally do not contain a right-of-return provision for any form of consideration, refund or credit. The Company does replace catheters that are either defective in workmanship, including failure to calibrate, or do not work for their intended purpose, including kinking. The cost of the replacements is accounted for as a warranty expense. The Company will also accrue the costs for the recently announced Catheter recall to warranty expense included in cost of sales in the statements of operations.

The Company accounts for its assurance warranty for the catheters under ASC Topic 460 Guarantees.  The Company considered ASC paragraph 460-10-25-6 which states:

The condition in paragraph 450-20-25-2(a) is met at the date of an entity’s financial statements if, based on available information, it is probable that customers will make claims under warranties relating to goods or services that have been sold. Satisfaction of the condition in paragraph 450-20-25-2(b) will normally depend on the experience of an entity or other information. Inability to make a reasonable estimate of the amount of a warranty obligation at the time of sale because of significant uncertainty about possible claims (that is, failure to satisfy condition (b) in that paragraph) precludes accrual, and if the range of possible loss is wide, may raise a question about whether a sale should be recorded before expiration of the warranty period or until sufficient experience has been gained to permit a reasonable estimate of the obligation.

ASC paragraph 450-20-25-2(a)-(b) states:

An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.

Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss

b.	The amount of loss can reasonably be estimated.

It is known at the date of sale that the Company will incur a liability related to replacing Catheters under its assurance warranty, which is before the financial statements are issued or are available to be issued. Further, the cost associated with the replacement Catheters, as well as frequency, both of which effect the amount of expense to be incurred can reasonably be estimated, as such the criterion has been met and the Company recognizes a charge and corresponding liability in the period in which catheters are sold pertaining to the Company’s assurance warranty. As the Company becomes aware of the need to revise an estimate, the revised estimate is recorded in the period in which the revised estimate is determined.

Accounting Policy – Impairment

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Staff of the Securities and Exchange Commission       CONFIDENTIAL TREATMENT REQUESTED

Re: Ra Medical Systems, Inc.BY RA MEDICAL SYSTEMS, INC.

October 8, 2019 UNDER 17 C.F.R. §200.83

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technological developments or other economic factors.

As noted above, the Catheters are manufactured in-house and each Catheter is tested at various stages of the manufacturing process for adherence to quality standards. Catheters that do not meet functionality specification at each test point are destroyed and immediately written off with the charge recorded in the Company’s statement of operations. Once manufactured, completed Catheters that pass quality assurance are sent to a third-party for sterilization and sealed in a sterile container.  Upon return from the third-party sterilizer, a sample of Catheters from each batch are re-tested. If the sample tests are successful, the batch is accepted into finished goods inventory and if the sample tests are unsuccessful, the entire batch is written off with the charge recorded in the Company’s statement of operations.

* * *

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Staff of the Securities and Exchange Commission       CONFIDENTIAL TREATMENT REQUESTED

Re: Ra Medical Systems, Inc.BY RA MEDICAL SYSTEMS, INC.

October 8, 2019 UNDER 17 C.F.R. §200.83

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at (760) 681-2515.

.

Sincerely,

RA MEDICAL SYSTEMS, INC.

/s/ Daniel L. Horwood

Daniel L. Horwood

General Counsel and Secretary

cc:Andrew Jackson, Ra Medical Systems, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Bruce Rucks, Deloitte & Touche LLP

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.